James W. Griffith
President & Chief Executive
Officer
The Timken Company
Mail Code: GNE-17
1835 Dueber Avenue, S.W.
P.O. Box 6928
Canton, OH 44706-0928 U.S.A.
Telephone: (330) 471-6399
Facsimile: (330) 471-4041
July 16, 2009
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:	The Timken Company Form 10-K for the Fiscal Year ended December 31, 2008 Filed February 26, 2009 Form 10-Q for the Fiscal Quarter ended March 31, 2009 Filed May 7, 2009 File No. 1-01169
Dear Mr. O’Brien:
This letter is in response to your correspondence of July 10, 2009, regarding your review of the filings referenced above for The Timken Company (the “Company”) and our response on June 29, 2009 to your previous correspondence. For your convenience, your comments are repeated below in boldfaced italics, followed by the Company’s response.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Net Income (Loss) Attributable to Noncontrolling Interest, page 24
1.
We have read your response to prior comment 1 and proposed disclosure. In future filings, in addition to the correction of the $6.1 million error, please include a discussion of the correction and nature of the $3.4 million error. Your disclosure should also confirm, if true, that you concluded these errors were immaterial to the 2008 fiscal year and quarter ended March 31, 2009.

In future filings, the Company will provide a discussion of the correction and nature of both the $6.1 million and the $3.4 million errors in the notes to the Company’s Consolidated Financial Statements. The Company will also include in this disclosure a statement that the Company concluded that these errors were immaterial to the 2008 fiscal year and quarter ended March 31, 2009.

July 16, 2009
The Timken Company
2.
In your next annual report on Form 10-K, your selected quarterly financial data pursuant to Item 302 of Regulation S-K should include a footnote disclosing the $870,000 of net income attributable to The Timken Company for the quarter ended March 31, 2009, includes the correction of an error made in the prior year. The note should quantify the amount and clearly indicate the impact of the error and should state you concluded the errors were immaterial to the 2008 and 2009 fiscal years and quarter ended March 31, 2009.

In the Company’s next annual report on Form 10-K, the Company will include a footnote in its selected quarterly financial data disclosing that the $870,000 of net income attributable to The Timken Company for the quarter ended March 31, 2009 included the correction of errors made in the prior year. The Company will also quantify the amount of the error made in the prior year. In addition to the selected quarterly financial data, the Company will provide a discussion of the correction, the nature and the impact of both the $6.1 million error and the $3.4 million error in the notes to the Company’s Consolidated Financial Statements. This disclosure will include a statement that the Company concluded the errors were immaterial to the 2008 and 2009 fiscal years and the quarter ended March 31, 2009.

3.
Although you determined disclosure of the $6.1 million error was not required because you concluded the error was immaterial to the 2008 and 2009 fiscal years and quarter ended March 31, 2009, the result caused what otherwise would have been a loss attributable to Timken to be reported as net income of $870,000. Had you provided a discussion of the effects of this correction in the sections labeled “Overview” and “Net Income (Loss) Attributable to Noncontrolling Interest” on pages 20 and 24, and in your press release, it would have improved transparency to investors. In future filings please provide a discussion of material changes in line items that will improve an investor’s understanding of significant items impacting your financial statements. Refer to Sections 501.04 and 05 of the Financial Reporting Codification.

In future filings, management of the Company will continue to broaden its disclosures, where appropriate, by providing a discussion of material changes in line items that will improve an investor’s understanding of significant items impacting its financial statements in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please do not hesitate to contact me if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (330) 471-6399, Glenn A. Eisenberg, Executive Vice President – Finance and Administration (Principal Financial Officer) at (330) 471-4096 or J. Ted Mihaila, Senior Vice President and Controller (Principal Accounting Officer) at (330) 471-4198.

July 16, 2009
The Timken Company
Thank you in advance for your cooperation in these matters.

Sincerely,
/s/ James W. Griffith
James W. Griffith

cc:	Tracey McKoy Securities and Exchange Commission Glenn A. Eisenberg The Timken Company J. Ted Mihaila The Timken Company Lawrence F. Cruise Ernst & Young